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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672


NEWS NORTHROP GRUMMAN

                                                  Northrop Grumman Corporation
                                                  Public Information
                                                  1840 Century Park East
                                                  Los Angeles, California
                                                  90067-2199
                                                  Telephone  310-553-6262
                                                  Fax  310-556-4561


                                 Contact: Randy Belote (Media) (703) 875-8525
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN RESPONDS TO
----------------------------
DISTRICT COURT RULING ON TRW SPECIAL MEETING
--------------------------------------------

         LOS ANGELES -- April 19, 2002 -- Northrop Grumman Corporation
(NYSE: NOC) released the following statement concerning the decision of the United States District Court permitting TRW to delay until May 3, 2002, the Special Meeting of TRW Shareholders which had been scheduled for Monday, April 22.

         Kent Kresa, chairman and chief executive officer of Northrop Grumman, stated: "After Northrop Grumman received the Institutional Shareholder Services
(ISS) endorsement for the Control Share Acquisition proposal, which was to be voted on April 22, we are naturally disappointed that TRW has deliberately chosen to put off the meeting for another 10 days. It is unfortunate that the District Court was unwilling to prevent this obvious delaying tactic. In any event, we have elected not to appeal the District Court's ruling since it would not now be possible to reinstate the Special Meeting without creating further confusion among TRW's shareholders."

         "We hope that TRW shareholders understand that they still have the opportunity to express their wishes next week, at the regular Annual Meeting of TRW shareholders on April 24. At the Annual Meeting, Northrop Grumman will submit three proposals for

                                     -more-

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NORTHROP GRUMMAN RESPONDS TO
----------------------------
DISTRICT COURT RULING ON TRW SPECIAL MEETING
--------------------------------------------

shareholder vote, all of which provide stockholders the opportunity to send a strong message to the TRW board of directors in favor of providing non-public information to Northrop Grumman and entering into good faith negotiations for a mutually agreeable transaction between the two companies."

         "It has now been almost two months since Northrop Grumman proposed an acquisition of TRW, and TRW has still not provided us an opportunity to review the non-public information which they claim would justify a higher price than Northrop Grumman has offered."

         Kresa added, "ISS has recommended that TRW shareholders vote for two of the three Northrop Grumman proposals:

         .  the resolution to provide non-public information, and

         .  the resolution to establish a committee of independent directors"

         "Now that the Special Meeting of Shareholders has been postponed," Kresa concluded, "it is more important than ever that shareholders return their green proxy card to vote for the Northrop Grumman proposals at the Annual Meeting on April 24."

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW Inc. stock for Northrop Grumman common stock. These documents, and any amendments or supplements thereto,

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NORTHROP GRUMMAN RESPONDS TO
----------------------------
DISTRICT COURT RULING ON TRW SPECIAL MEETING
--------------------------------------------

contain important information which should be read by TRW Inc. shareholders before making any decision regarding the offer to exchange.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the Special Meeting of TRW Inc. Shareholders to be held on May 3, 2002 and the 2002 Annual Meeting of TRW Inc. Shareholders to be held on April 24, 2002. Northrop Grumman's proxy materials contain important information regarding such potential participants and other matters and should be read by TRW Inc. shareholders.

Copies of any of the foregoing documents may be obtained without charge at the Securities and Exchange Commission's website at www.sec.gov or upon request from D.F. King & Co., Inc., the information agent for Northrop Grumman's offer to exchange, at 800-755-7250.





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